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Received
MAR 01 2018
WASH, D.C.

SEC FILE NUMBER
8-68606

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Kyte Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Water Street
(No. and Street)

New York (City) New York (State) 10041 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Bisgay (212)-294-7849
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name - if individual, state last, first, middle name)

5 Times Square (Address) New York (City) New York (State) 10036-6530 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*
SEC 1410 (06-02)

BW RMS

AFFIRMATION

I, Steven Bisgay, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Kyte Securities LLC (the "Company"), as of December 31, 2017, is true and correct. I further affirm that neither the Company, nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Steven Bisgay
Chief Financial Officer

Notary Public

Kimberley Y. Boston
Notary Public, State of New York
No. 01BO6345938
Qualified in New York County
Commission Expires August 1, 2020

This report ** contains (check all applicable boxes):

- ☑ Facing Page
- ☑ Report of Independent Registered Public Accounting Firm.
- ☑ Statement of Financial Condition.
- ☐ Statement of Operations.
- ☐ Statement of Cash Flows.
- ☐ Statement of Changes in Member's Interest.
- ☑ Notes to Statement of Financial Condition.
- ☐ Computation of Net Capital Pursuant to Rule 15c3-1.
- ☐ Computation for Determination of the Reserve Requirements under Exhibit A of SEC Rule 15c3-3 and Information Relating to the Possession or Control Requirements under SEC Rule 15c3-3.
- ☐ A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ An Oath or Affirmation.
- ☐ A copy of the SIPC Supplemental Report.
- ☐ A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

EY
Building a better working world

Report of Independent Registered Public Accounting Firm

To the Members of Kyte Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Kyte Securities LLC (the "Company") as of December 31, 2017 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Partnership's auditor since 2015.

February 28, 2018

Kyte Securities LLC

Statement of Financial Condition

December 31, 2017

(In Thousands)

Assets		
Cash and cash equivalents	$	258
Total assets	$	258
Liabilities and Member's Interest		
Payable to related party	$	30
Total liabilities		30
Commitments and contingencies (Note 2)		
Member's interest		228
Total liabilities and member's interest	$	258

See notes to statement of financial condition.

Kyte Securities LLC

Notes to Statement of Financial Condition

December 31, 2017

(In Thousands)

1. General and Summary of Significant Accounting Policies

Description of Business – Kyte Securities LLC (the "Company") is a New York Limited Liability Company and an indirect, wholly-owned subsidiary of BGC Partners, Inc. (the "Ultimate Parent" or "BGC"). The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"). The Company has been inactive since registration and has not participated in any securities transactions.

Basis of Presentation – The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates – Management makes estimates and assumptions that affect the reported amounts of the assets and liabilities and the disclosure of contingent assets and liabilities. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in the statement of financial condition.

Cash and Cash Equivalents – The Company considers all highly liquid investments with maturity dates of 90 days or less at the date of acquisition to be cash equivalents.

Income Taxes – The Company is a single-member limited liability company and as such is not liable for income tax. Instead, income or loss attributable to the Company's operations is passed through to its sole member who is responsible for reporting such income or loss at the federal, state, and local levels. The Company has no tax-sharing agreement in place, and therefore no provision for income tax is required to be disclosed in the Company's statement of financial condition, in accordance with the requirements of Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 740.

2. Commitments and Contingent Liabilities

Legal Matters – In the ordinary course of business, various legal actions are brought and may be pending against the Company. The Company is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Company's business. Any such actions may result in judgments, settlements, fines, penalties, injunctions or other relief. As of December 31, 2017, no such claims or actions have been brought against the Company and therefore no reserves have been recorded.

Legal reserves are established in accordance with U.S GAAP guidance on *Accounting for Contingencies*, when a material legal liability is both probable and reasonably estimable. Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change.

3. Related Party Transactions

BGC provides the Company with administrative services and other support for which they charge the Company based on the cost of providing such services. Such support includes allocations for utilization of fixed assets, accounting, treasury, operations, human resources, legal and technology services.

4. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). The Company has elected to compute its net capital using the basic method, which requires the maintenance of minimum net capital equal to the greater of $100 or 6-2/3% of aggregate indebtedness. At December 31, 2017, the Company had net capital of $228, which was $128 in excess of its required net capital.

5. Subsequent Events

The Company has evaluated subsequent events through the date the statement of financial condition was issued. There have been no material subsequent events that would require recognition in the statement of financial condition or disclosure in the notes to statement of financial condition.